

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

August 21, 2006

Mr. Bradley J. Bell
Executive Vice President and Chief Financial Officer
Nalco Finance Holdings LLC
1601 West Diehl Road
Naperville, Illinois 60563-1198

> **RE: Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Quarters ended March 31, 2006 and June 30, 2006**
> **File No. 333-119231**

Dear Mr. Bell:

We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief